Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
March 17, 2008

3.	News Release
March 17, 2008 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today announced positive interim clinical results from its 90-day Phase 2b study of vernakalant (oral).  The interim analysis demonstrated statistically significant efficacy for the patient group receiving 500mg b.i.d. of vernakalant (oral) as compared to placebo.  The safety data from the interim analysis also suggests that vernakalant (oral) was well-tolerated in the atrial fibrillation population studied during the dosing period under analysis.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
March 17, 2008

Per:      “Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer